
June 13, 2024

Katherine O'Halloran
Interim Chief Financial Officer
GoHealth, Inc.
222 W Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654

> **Re: GoHealth, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Form 8-K furnished May 9, 2024**
> **File No. 001-39390**

Dear Katherine O'Halloran:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

1. You present a measure of Adjusted EBITDA margin both here and in your Form 8-K earning releases without presenting the most directly comparable GAAP measure of net income (loss) margin with equal or greater prominence. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (Non-GAAP C&DIs).

Key Business Performance and Operating Metrics, page 49

2. We note that your measure of Sales per Submission includes adjustments for lookback adjustments, which appears to create a measure based on non-GAAP revenue. Please explain how you calculate the adjustments, including the difference between the two lookback adjustments for 2021, and tell us the amount of such adjustments used in your calculations for each period presented. In your response provide us with a hypothetical

example of a transaction to demonstrate the impact of the revenue and subsequent lookback adjustment on the Sales per Submission. Explain the basis for the lookback adjustments used in determining Sales per Submission and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP revenue. Refer to Question 100.04 of the Non-GAAP C&DIs.

3. Please address the following as it relates to your measure of Cost per Submission:
   - Clarify whether this measure is intended to represent cost of revenues on a per submission basis or something else. In this regard, we note you present a measure of adjusted gross margin per submission.
   - Describe the technology and general and administrative costs included in the indirect operating expense adjustment. To the extent these include normal cash operating expenses, tell us how you considered the guidance in Question 100.01 of the Non-GAAP C&DIs.
   - Explain how you determine the costs related to lookback adjustments considering the lookback adjustments appear to be subsequent revenue adjustments based on changes in estimates.
   - Explain the basis for the adjustments for the the costs related to lookback adjustments and Non-Encompass BPO Services and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.

4. Your measures Gross Margin per Submission and Adjusted Gross Margin per Submission imply that these measures represent revenue less the related cost of revenue. Please explain how Medicare revenues less total operating expenses on a per submission basis represents a gross margin per submission. In addition, explain what the Adjusted Gross Margin per Submission is intended to represent.

Form 8-K furnished May 9, 2024

Exhibit 99.1 Press release, dated March 14, 2024
Use of Non-GAAP Financial Measures and Key Performance Indicators, page 3

5. Please address the following as it relates to your measure of Cash Adjusted EBITDA:
   - Tell us what this measure is intended to convey and specifically address the adjustments for change in commissions receivable and commissions payable.
   - Describe the reasons why you believe presenting this non-GAAP financial measure provides useful information to investors.
   - Clarify whether this is a liquidity or performance measure and explain how you made such determination.
   - Provide us with a reconciliation from the most directly comparable GAAP measure of operating cash flows if this is intended to be a liquidity measure or net income (loss) if a performance measure.

6.   We note you present net revenue and Adjusted EBITDA excluding Non-Encompass BPO Services here as well as net revenue and Adjusted EBITDA excluding lookback adjustments in the March 14, 2024 Form 8-K/A. As the discontinuation of Non-Encompass BPO services does not appear to have qualified to be presented as discontinued operations pursuant to ASC 205-20, please tell us how you considered whether excluding revenue and costs related to such operations represents a tailored accounting measure. In addition, tell us why you believe non-GAAP measures that exclude the impact of lookback adjustments do not substitute individually tailored revenue/cost recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brad Burd